EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2012	2011
Earnings:
Income from continuing operations before income tax expense (1)(2)	$74,966	$300,732
Fixed charges	35,344	29,012
Adjustment to net distributed income from equity investee	1,165	(386)
Interest capitalized	(6,360)	(3,021)
Amortization of previously capitalized interest	387	241
Non-controlling interest	(4,108)	(4,492)

Total	$101,394	$322,086

Fixed Charges:
Interest cost and debt expense	$27,669	$24,525
Interest capitalized	6,360	3,021
Interest allocable to rental expense(3)	1,315	1,466

Total fixed charges	35,344	29,012
Preferred dividends	—	389

Total fixed charges and preferred dividends	$35,344	$29,401

Ratio of earnings to fixed charges	2.9x	11.1x

Ratio of earnings to fixed charges and preferred dividends	N/A	11.0x

(1)	Includes a $31.6 million non-cash gain recognized on derivatives for the nine months ended September 30, 2012.
(2)	Includes a $255.7 million gain on asset sale and a $22.5 million non-cash gain recognized on derivatives for the nine months ended September 30, 2011.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.